UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lexon, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52977E 10 9

(CUSIP Number)

07/20/2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP NO. 52977E 10 9	Page 1 of 4

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UTEK Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions) Not Applicable	(b) ☐

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(5)	SOLE VOTING POWER 236,000
NUMBER OF
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER 0
OWNED BY
EACH
REPORTING	(7)	SOLE DISPOSITIVE POWER 236,000

PERSON WITH	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,000

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions) Not Applicable	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%

(12)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 52977E 10 9	Page 2 of 4

Item 1.
(a) Name of Issuer Lexon, Inc.

(b) Address of Issuer’s Principal Executive Offices 9202 S. Toledo Avenue, Tulsa, OK 74137

Item 2.

(a) Name of Person Filing UTEK Corporation

(b) Address of Principal Business Office or, if none, Residence 202 S. Wheeler Street, Plant City, FL 33566

(c) Citizenship Delaware

(d) Title of Class of Securities Common Stock

(e) CUSIP Number 52977E 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 52977E 10 9	Page 3 of 4

Item 4.	Ownership

      With respect to the beneficial ownership of shares of common stock of Lexon, Inc. by UTEK Corporation, see Items 5 through 8 on page 1 of this Schedule 13G, which is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52977E 10 9	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 12, 2002

UTEK CORPORATION

BY: /s/ Clifford M. Gross Chief Executive Officer